# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TORTOISE ENERGY INFRASTRUCTURE CORP, CIK 0001268533
CUSIP: 89147L6#2
Title of class of securities: Series J Mandatory Redeemable Preferred Shares, $0.001 par value per share
Address of issuer's principal executive offices: 5901 College Boulevard, Suite 400, Overland Park, Kansas (KS), 66211
Date of event which requires filing of this statement: 08/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000009015

## Reporting persons
- Massachusetts Mutual Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (14.3% of the class)
- BARINGS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (14.3% of the class)
  Comment: (1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the direct beneficial owner of 1,000,000 Series J Mandatory Redeemable Preferred Shares (the "Shares") of Tortoise Energy Infrastructure Corporation (the "Issuer"). All such Shares are held in one or more advisory accounts. Barings LLC ("Barings" and together with MassMutual, the "Reporting Persons"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the Shares reported herein.
  
  (2) The Shares are part of a single class of the Issuer's preferred equity securities known as Mandatory Redeemable Preferred Shares ("MRPS"), so the percentage stated herein is calculated based on the aggregate liquidation preference of the Issuer's total outstanding number of MRPS as of May 31, 2025, as reported in the Issuer's semi-annual report on Form N-CSR filed with the Securities and Exchange Commission on August 4, 2025, and information available to the Reporting Persons.

## Item 1. Issuer
Name of issuer: TORTOISE ENERGY INFRASTRUCTURE CORP
Address of issuer's principal executive offices: 5901 College Boulevard, Suite 400, Overland Park, Kansas, 66211

## Item 2. Person Filing
Name of person filing:
1: Massachusetts Mutual Life Insurance Company
2: Barings LLC
Address of principal business office or, if none, residence:
1: 1295 State Street, Springfield, Massachusetts 01111
2: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202
Citizenship:
1: Massachusetts
2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 14.3%.
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Exhibits
99.1 Joint Filing Agreement

## Signatures
- Massachusetts Mutual Life Insurance Company: /s/ Philip Welman, Philip Welman, Head of Mutual Fund & Institutional Advisory Compliance (09/08/2025)
- BARINGS LLC: /s/ Melissa LaGrant, Melissa LaGrant, Chief Compliance Officer (09/08/2025)